April 26, 2010

Karl Hiller, Branch Chief
United States
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.
20549 – 4628

Mr. Karl Hiller,

Re:	Hard Creek Nickel Corporation
Form 20-F for the fiscal year end December 31, 2008
Filed June 23, 2009
File No. 0-52326

As per our phone call on Thursday April 15, 2010, we have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

General

1. We will file this letter of correspondence dated April 23, 2010 on EDGAR.

2. We have inserted an explanatory paragraph at the forepart of our amended Form 20-F explaining the reasons for our filing the amendment and informing readers to the specific locations of further details.

3. We have updated the officer certifications to comply with Rule 12b-15 of Regulation 12B .

Note 11 - Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices

4. We have restated Note 11 to reflect the Flow Through Share premium under USGAAP previously not disclosed.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

As part of this response letter, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at 604.816 -8512 or 604.681.2300.

Yours truly,

HARD CREEK NICKEL CORPORATION

“BRIAN FIDDLER”

/s/

Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com